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Audited Annual Financial Statements and
Management's Discussion and Analysis
(Prepared in accordance with US GAAP)

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S
DISCUSSION AND ANALYSIS

        Management's Discussion and Analysis should be read in conjunction with the accompanying audited annual financial statements. These financial statements have been prepared in accordance with United States generally accepted accounting principles. All dollar amounts are presented in US dollars unless otherwise specified.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        Agnico-Eagle Mines Limited is an intermediate-sized gold producer centered in one of the mining industry's most favorable political and regulatory environments in the world: Quebec, Canada. In its over 30 year history, Agnico-Eagle has never hedged away increases in the price of gold. Our LaRonde Mine is a proven gold producer with a long reserve life. We have amassed a large land position in one of the most prolific gold producing regions and we have the cash resources and experience to grow reserves and create a multi-mine platform.

        The most important driver of financial performance for Agnico-Eagle is the spot price of gold. As we have never sold gold forward, we are positioned to benefit from rising gold prices. Due to the poly-metallic nature of the LaRonde orebody, spot prices of silver, copper and zinc are also key drivers of financial performance. Since the sale of these byproduct metals is important to both revenue and production costs per ounce, we occasionally implement hedging strategies to mitigate the effects of fluctuating prices. We have never sold gold forward because we believe that low-cost production is the best protection against decreasing gold prices. The US$/C$ exchange rate is an important financial driver to achieving low-cost production as practically all our operating costs are paid in Canadian dollars. As such, we also use hedging strategies to mitigate the impact of fluctuating exchange rates on our per ounce production costs.

        In the last two years, we have encountered some operational challenges at LaRonde. We have fallen short of our production targets due to expansion related problems in 2002 and a rock-fall and production drilling challenges in 2003. However, with the expansion now complete and the implementation of a more focused and more conservative mining plan, we believe we have reduced mining risk and are well positioned to profit from higher gold and by-product metal prices. The production challenges of the past few years have accentuated the risks of reliance on the LaRonde Mine. Our strategy over the next few years will be to reduce our dependence on LaRonde as our sole source of production while still taking advantage of the mine's personnel and infrastructure. Our strategy envisions the development of multiple mines within a short distance of LaRonde with growing reserves and increasing production in one of the most mining friendly areas of the world. With our Lapa property only 7 miles away, and our Goldex property only 35 miles away, and with over 2.8 million ounces of cumulative gold reserves on these properties, we feel we can achieve long term-growth while capitalizing on internal synergies. Our strategy is to capitalize on these opportunities by using the expertise of the LaRonde team, the mine's large processing capacity and the Company's large pool of available tax deductions.

        While regional expansion represents the core of our strategy, we continue to seek growth opportunities elsewhere. Our focus will be on politically stable regions and on situations where the expertise developed at LaRonde can add value.

        We anticipate that LaRonde will generate strong free cash flow in 2004 and, coupled with our strong working capital position and completely undrawn credit facility, we are in a strong position to achieve our growth strategy. With a world class mine and promising properties in a mining friendly environment, we believe we can build per share value by focusing on these assets while retaining full leverage to rising gold prices.

Highlights

        In 2003, an operationally challenging year, we produced 236,653 ounces of gold which was well below our original production target of 375,000 ounces. In the first quarter of 2003, we experienced a rock-fall at the LaRonde Mine in Quebec which forced us to change our mining sequence resulting in a delay in the extraction of higher grade gold mining blocks from the lower part of the mine. The effects of the rock-fall continued to adversely affect production in the second quarter. In the third quarter we faced production drilling challenges and realized lower than planned recoveries in the mill.

        Despite these challenges, we achieved significant improvements in operating performance in the fourth quarter of 2003 as 73% of ore production came from the lower level mining horizon. This mining horizon contains ore that has substantially higher gold grades than that of the upper mine and is also substantially richer in copper. Onsite operating costs showed a steady improvement during the quarter and we were also able to begin accumulating a surface ore stockpile which will mitigate the inherent risks associated with mining and will act as a source of ore should unforeseen events, such as those we faced in 2003, affect mining operations.

        The operational challenges in 2003 led to a net loss of $19.5 million or $0.23 per share compared to income of $4.0 million or $0.06 per share in 2002. Total cash operating costs to produce an ounce of gold were $269 for 2003 which was above our original estimate of $125 per ounce and above 2002 total cash operating costs of $182 per ounce. Total cash operating costs is a non-GAAP measure and is explained in "Results of Operations — Production Costs." Lower production, higher operating costs, and the stronger Canadian dollar were the major contributors to the increased cost per ounce. Other factors that contributed to the 2003 net loss were increased exploration expenditures resulting from the work conducted on the Lapa property, increased amortization, increased interest expense as no interest was capitalized in the current year, increased administrative expenditures and a one time charge related to the adoption of a new accounting standard.

        In the fourth quarter, as a result of operational improvements, we achieved net earnings of $2.4 million or $0.03 cents per share compared to earnings of $0.8 million or $0.01 per share in the fourth quarter of 2002. Compared to 2002, we produced 7% fewer ounces in the fourth quarter of 2003, however revenue increased 32% driven by increased gold and byproduct metal prices. Fourth quarter 2003 earnings also reflected a higher tax recovery than the fourth quarter of 2002. Total cash operating costs in the fourth quarter of 2003 increased to $220 per ounce of gold produced from $198 in the same period of 2002 due to lower gold production and a stronger Canadian dollar, offset by higher byproduct revenue.

        We ended the year with over $140 million in working capital, which includes $110 million in cash. Despite the production difficulties, stronger gold and byproduct prices helped the Company generate positive operating cash flow (before working capital changes) of $4 million in 2003. Operating cash flow was well below 2002 levels of $20 million due mainly to the operational challenges and stronger Canadian dollar, offset by increased metal prices. In the fourth quarter of 2003, we generated $10 million of operating cash flow compared to $5 million in the fourth quarter of 2002. The increase was mainly due to increased metal prices offset somewhat by the stronger Canadian dollar.

        2003 brought exploration success which culminated in record year-end gold reserves of 7.9 million ounces. At LaRonde, not only did we replace 2003 production, but we also increased gold reserves by an additional one million ounces from four to five million ounces of gold. At Lapa, located only 7 miles east of LaRonde, the 2003 drilling program led to a conversion of 1.2 million ounces of gold resource into reserves. At Goldex, located 35 miles east of LaRonde, a new geological model and an independent engineering review led to a year end reserve of 1.6 million ounces of gold. A summary of our year end mineral reserve position can be found on page 19. Driven by this exploration success, the Company also acquired more property along the prolific Cadillac-Bousquet gold belt and the Cadillac-Larder Lake Break immediately to the south.

        By the end of 2003, we had addressed LaRonde's operational problems. By the end of the year, we implemented a focused, more conservative mining plan and we ended the year with available cash resources of $210 million, which includes $100 million available under our revolving bank facility. We now look forward to 2004 with a renewed focus on implementing our growth strategy.

2004 Outlook

        For 2004, we expect to produce 300,000 ounces of gold at total cash operating costs ranging between $155 and $165 per ounce. The estimated decline in total cash operating costs is due to the elimination of the El Coco royalty and projected increase in gold and byproduct metal production. Our estimated silver and byproduct copper and zinc production, along with metal price assumptions and sensitivities, can be found in "Results of Operations — Production costs". At an estimated $340 gold price and US$/C$ exchange rate of $1.30, we expect to generate strong operating cash flow which we will use to fund capital additions at LaRonde and the continued development of our promising Lapa and Goldex properties.

Results of Operations

Revenues from Mining Operations

        In 2003, revenue from mining operations increased 17% to $127 million from $108 million in 2002. The majority of our revenue is derived from precious metal sales. Sales of gold and silver typically account for more than 80% of Agnico-Eagle's revenue. Revenues from mining operations are accounted for net of related smelting, refining and other charges. In 2003, precious metal sales accounted for 84% of revenue down, slightly from 87% in 2002. This slight decrease over 2002 was due to surging metal prices in the latter half of the year for byproduct copper and zinc. In 2004, we anticipate precious metal sales to account for 80% of overall revenue. The table below summarizes net revenue by metal:

	2003	2002	% Change
Gold	$85,566	$80,177	7%
Silver	20,584	14,115	46%
Copper	6,452	(1,027)	728%
Zinc	14,218	14,762	(4)%

	$126,820	$108,027	17%

        The increase in gold revenue was due to an 18% increase in realized prices offset by a 9% decrease in gold production. Revenues benefited from a 28% increase in silver production and a 10% increase in realized silver prices. Copper production increased by 126% while copper prices realized increased 17%. In 2002, net copper revenue had a negative effect on total revenue due to historically low copper prices not being sufficient to recover the smelting, refining and transportation charges. However, since a majority of the gold ounces we recover is contained in our copper concentrate, this negative net revenue represents a necessary cost of producing gold. Finally, zinc production declined 7% while realized zinc price increased 12% leaving net zinc revenue essentially unchanged.

        Decreased gold production in 2003 was due to a number of factors. In the first quarter of 2003, we experienced a rock-fall which delayed extraction of higher grade gold mining blocks from the lower part of the mine. The affected area stabilized on its own and we were able to recover and process most of the ore. We filled the affected area with cemented rock fill and paste fill to further stabilize the area, and reduced the widths of certain mining blocks to accelerate the establishment of the pyramidal mining sequence. Due to the remedial work conducted in this area, we reduced tonnage from the gold/copper rich lower levels and replaced it with tonnage from the upper zinc/silver rich areas of the mine. This resequencing of production led to increased silver production for 2003. For 2004, most of the production will come from secondary, de-stressed mining blocks which should reduce the risk of such an event reoccurring.

        In the third quarter of 2003, we encountered production drilling challenges. Squeezing drill holes slowed down the planned extraction time of mining blocks from the lower part of the mine. These drilling challenges resulted in shortages of ore which lead to numerous "stop-start" cycles in the mill but were resolved in the third and fourth quarters and are not expected to affect production in 2004. To address these drilling challenges, we added two production drills, increased drill hole diameter and changed our blasting method. The new blasting method has been successful in decreasing dilution and improving fragmentation and, coupled with the completion of the Level 219 crushing plant, has improved ore flow and increased productivity.

        Although more ore was being mined from the upper areas of the mine, zinc production declined and copper production increased over 2002 as we were able to steadily increase tonnage from the lower levels throughout the year. In the fourth quarter, LaRonde delivered record quarterly production from the lower gold/copper rich levels with 73% of total tonnage processed coming from these levels. This led to fourth quarter production of 70,299 ounces which was 7% lower than the same quarter in 2002 but in line with our expectations.

        In light of the operational challenges encountered in 2003, in the fourth quarter, the Company undertook a comprehensive review of short-term and long-term production targets. Based on recent experience, we implemented a more conservative mining plan. We have also taken a number of measures to reduce our exposure to normal mining risk such as increasing our surface ore stockpile. This stockpile will ensure that the mill can temporarily continue to process ore in the event of production stoppages due to unforeseen circumstances such as those encountered in 2003.

        2004 Outlook:    Revenues from mining operations are expected to increase significantly in 2004 as production for all metals is projected to increase and current market conditions indicate that metal prices will be higher than those realized in 2003. The table below summarizes our estimated production for 2004:

	2004 Estimate	2003 Actual	% Change
Gold (ounces)	300,000	236,653	27%
Silver (000's ounces)	4,700	3,953	19%
Copper (000's pounds)	24,000	20,131	19%
Zinc (000's pounds)	120,000	100,337	20%

Interest and Sundry Income

        Interest and sundry income consists of interest on cash balances, realized gains on the disposition of available-for-sale securities, and amortization related to our gold put option contracts expiring in the year. Interest and sundry income was $2.8 million in 2003 compared to $1.9 million in 2002. The $0.9 million increase was due to a number of factors. While interest on cash balances remained relatively unchanged over 2002, in 2003, we realized approximately $2.5 million in gains on the disposition of available-for-sale securities. This gain was offset by a $1.8 million charge relating to the cost of gold puts purchased in 1999.

        2004 Outlook:    Interest and sundry income is projected to be essentially nil in 2004 as interest income on our cash balance is expected to be offset by the non-cash amortization of the cost of our gold put option contracts.

Production Costs

        In 2003, production costs increased 38% to $105 million from $76 million. Operating costs per ton milled remained essentially unchanged compared to 2002 at C$52 per ton. (Operating costs per ton is a non-GAAP measure and is explained below.) The following table summarizes the components of operating cost per ton.

	2003		2002
Definition Drilling	C$	0.29	C$	0.35
Stope Development		6.75		6.90
Mining		9.84		8.77
Underground Services		14.73		13.27
Milling		15.67		16.48
Surface Services		1.28		1.54
Administration		3.69		4.29

	C$	52.25	C$	51.60

        The rock-fall in the first quarter and the production drilling challenges encountered in the third quarter caused mining and underground service costs to increase in 2003. However, we addressed the production drilling challenges in the third quarter and steadily ramped up tonnage milled in the fourth quarter. We milled 627,000 tons in the fourth quarter of 2003 which represents a 17% increase over the same quarter of 2002. Fourth quarter gold production was 7% lower than 2002 due to decreased gold grades as a result of the implementation of a more conservative mining plan. Onsite operating costs per ton in the fourth quarter were C$54 per ton compared to C$53 per ton in the prior year; however, steady improvement was made throughout the quarter as our operating costs decreased to C$48 per ton in December. For 2004 we expect a slight increase in operating costs to be offset by an estimated 4% increase in total tons milled. Therefore, we expect operating costs per ton to decrease to between C$49 and C$51 per ton.

        In 2003, total cash operating costs to produce an ounce of gold increased 48% to $269 from $182 in 2002. Total cash operating costs are comprised of onsite operating costs reduced by net silver, zinc and copper revenue. The table below summarizes the components of the increase in total cash operating costs per ounce of gold produced.

	4th Quarter	Year to Date
2002 total cash operating costs	$198	$182
Lower gold production	14	19
Stronger Canadian dollar	29	30
Higher El Coco royalty	(30)	13
Increased operating costs	79	77
Higher byproduct revenue	(70)	(52)

2003 total cash operating costs	$220	$269

        Increased operating costs for both the fourth quarter and year to date were a result of increased tonnage mined and processed coupled with increased mining and underground services costs resulting from the first quarter rock-fall and the production drilling challenges encountered in the third quarter. Increasing byproduct metal prices had a more significant effect in the fourth quarter than on the entire year as most of the yearly increase in metal prices occurred in the fourth quarter. Copper and zinc prices increased 8% and 2%, respectively in the first nine months of 2003 and increased 22% and 17%, respectively in the fourth quarter. For 2004, we expect the El Coco royalty to be completely eliminated as that area of the mine is essentially mined out. As byproduct metal prices increased throughout the year, we took the opportunity to liquidate our hedges of byproduct production. Therefore, at the end of the year, we had full leverage to increasing byproduct metal prices.

        Total cash operating cost data is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons in production costs. Cost per ton data is computed as minesite operating costs, excluding the El Coco royalty, divided by tons processed through the mill. Total cash operating cost data can be affected by fluctuations in byproduct metal prices and exchange rates, and royalty expenses. We have included these measures as we understand some investors use this data to assess our operating performance and ability to generate earnings and cash flow at various gold prices. All of the non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash operating costs and operating costs per ton to the figures presented in the financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Operating Costs per ounce

	2003	2002	2001
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$104,990	$75,969	$67,009
Adjustments:
Inventory adjustments(i)	368	593	(1,139)
Byproduct revenues, net of smelting, refining and marketing charges	(41,254)	(27,850)	(28,383)
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(519)	(1,301)	(1,155)

Cash operating costs	$50,697	$36,647	$30,908
Gold production (ounces)	236,653	260,183	$234,860

Cash operating costs (per ounce)	$215	$141	$132
El Coco royalty	54	41	23

Total cash operating costs	$269	$182	$155

Reconciliation of Operating Costs per Ton

	2003	2002	2001
	(thousands, except as noted)
Production costs per Consolidated Statement of Income (Loss)	$104,990	$75,969	$67,009
Adjustments:
Inventory(i) and hedging(ii) adjustments	54	609	(1,163)
El Coco royalty	(12,888)	(10,764)	(5,424)
Non-cash reclamation provision	(519)	(1,301)	(1,155)

Minesite operating costs (US$)	$91,637	$64,513	$59,267

Minesite operating costs (C$)	$127,931	$101,289	$91,752
Tons milled (000's tons)	2,449	1,963	1,805

Operating costs per ton (C$)	$52	$52	$51

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and operating costs per ton are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating operating costs per ton.

        2004 Outlook:    For 2004, we expect our total cash operating costs to be in the range of $155 to $165 per ounce of gold. As net silver, zinc and copper revenue are treated as a reduction of operating costs in arriving at total cash operating costs per ounce, production and price assumptions play an important role in our 2004 estimate. As our operating costs are denominated in Canadian dollars, the US$/C$ exchange rate can also affect our estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving our 2004 estimate. 2004 production estimates for each metal are shown in the section entitled "Revenues from mining operations".

Silver	$5.00
Zinc	$0.40
Copper	$0.85
US$/C$ exchange rate	$1.30

        As we have currently not hedged any of the above production, changes in the prices of these metals will impact our total cash operating cost estimate. We currently have hedges in place to protect the downside risk associated with a strengthening Canadian dollar. For 2004, we have hedged approximately 30% of our estimated Canadian dollar operating costs at a US$/C$ exchange rate of $1.59. The chart below shows the impact on total cash operating costs per ounce of changes in the variables discussed above. The sensitivities presented for the changes in the US$/C$ exchange rate take into account the above hedges.

Exploration and Corporate Development Expense

        In 2003, our exploration team continued to focus on the Lapa property which is located only 7 miles east of LaRonde. Their efforts resulted in a resource to reserve conversion of 1.2 million ounces of gold. The property did not have reserves in 2002. In conjunction with our exploration success, our corporate development team was active in acquiring a 100% interest in the Lapa property, a transaction completed late in the second quarter. We also acquired the Bousquet property adjacent to the LaRonde Mine, expanding our property interests along the gold belt which hosts our LaRonde Mine. The former Bousquet mine office is now being used by a dedicated regional development team to evaluate and prioritize the Company's exploration and development projects in the region.

        In 2003, we re-evaluated our Goldex project. A new reserve and resource model was estimated which showed positive economics and led to a resource to reserve conversion of 1.6 million ounces of gold. The property did not have reserves in 2002. We have now decided to undertake an underground program to provide additional geological information. Over the course of 2004, we expect to complete three vertical slot raises through the orebody. We expect to process this material early in 2005. The objective of this bulk sample and additional drilling planned for 2004 is to attempt to increase the level of confidence in the gold grade. Although our current focus is growth in our own backyard, we continue to evaluate corporate development opportunities which could potentially increase returns for our shareholders.

        Total exploration and corporate development expense, including equity losses of Sudbury, increased 102% in 2003 to $7.6 from $3.8 million in 2002. The table below summarizes exploration and corporate development expense (thousands):

	2003	2002
Lapa property	1,751	246
Other regional properties	465	976
Exploration conducted by Sudbury Contact Mines Limited	4,216	2,271
Corporate development expense	1,169	273

	7,601	3,766

        Exploration is only conducted if warranted by drilling results and project economics. Therefore, the increase in expenses over 2002 reflects the success of our exploration and development work during 2003. The 2003 gross exploration expenses on the Lapa property were approximately $3.0 million. However, these expenses were reduced by exploration investment tax credits received from the provincial government of Quebec. In 2003, our 49.9% equity investee, Sudbury Contact Mines Limited ("Sudbury"), conducted more exploration due to the encouraging results on the Timiskaming diamond project. In 2002, we owned approximately 64% of Sudbury and were fully consolidating its exploration expenses as we were providing full funding for its projects. In 2003, through a series of equity financings, Sudbury became more financially independent and our ownership interest was diluted to less than 50%. Therefore, as of August 31, 2003, we are no longer required to consolidate Sudbury's operations with our own. Our 2003 exploration expenses reflect 100% of Sudbury's exploration expenses up to that time and our 49.9% share of exploration expenses subsequent to de-consolidation.

        2004 Outlook:    Exploration and corporate development expense, including our share of Sudbury's exploration expenses, are expected to decrease in 2004 as we have met the criteria for capitalization at the Lapa and Goldex properties and exploration expenditures related to these properties will not be recorded in the income statement in 2004. We expect to record $3.2 million of exploration on our income statement in 2004 which includes $1.2 million in non-cash expenses representing our 49.9% share of Sudbury's exploration expenses. However, this estimate could increase materially if we have success on our various exploration properties.

General and Administrative Expenses

        General and administrative expenses increased to $7.1 million in 2003 from $5.5 million in 2002. Of the $1.6 million increase, 42% is attributable to the stronger Canadian dollar as general and administrative expenses are almost entirely denominated in Canadian dollars. An additional 30% is attributable to compliance with new financial reporting and securities law requirements. The remainder of the increase is attributable to increased corporate activities.

        2004 Outlook:    Assuming a US$/C$ exchange rate of $1.30, general and administrative expenses are not expected to increase materially in 2004.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $1.2 million in 2003 compared to $0.8 million in 2002. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances. The increase in 2003 was attributable to less exploration expenses being eligible for provincial tax credits that decrease capital taxes otherwise payable. We estimate 2004 capital taxes to be $1.9 million due to increases in capitalization and less exploration expenses eligible for the provincial tax credits.

        Federal capital taxes are assessed on essentially the same capitalization base as provincial capital taxes. The increase in 2003 to $1.1 million from $0.9 million in 2002 represents increases in capitalization throughout the year. New legislation introduced in 2003 will completely eliminate federal capital taxes by 2008. These changes will be phased in gradually with rate reductions each year. Based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.

        2004 Outlook:    Provincial capital taxes are expected to be $1.7 to $2.0 million in 2004 and, based on new legislation, we estimate federal capital taxes to be $0.9 million in 2004.

Amortization Expense

        Amortization expense was $17.5 million in 2003 compared to $13.0 million in 2002. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. A 25% increase in tons processed coupled with an increased capital base due to the recently completed LaRonde expansion more than offset the year end increase in reserves.

        2004 Outlook:    Amortization is expected to increase as milled throughput increases in 2004. On a per ton basis, amortization is expected to remain unchanged at $8 per ton as the increased capital base was offset by the year end increase in reserves.

Interest Expense

        In 2003, interest expense increased 25% to $9.2 million from $7.3 million in 2002 as no interest was capitalized in 2003. In 2002, $2.3 million in interest on our revolving bank facility was capitalized as the facility was used to fund the expansion at LaRonde. Of the $9.2 million interest expense in 2003, approximately $6.5 million relates to cash interest on the 2012 convertible subordinated debentures, $1.5 million relates to cash standby fees and other costs associated with the revolving bank facility, and the remaining $1.2 million represents non-cash amortization of the financing costs associated with the 2012 convertible subordinated debentures and revolving bank facility.

        In the fourth quarter of 2003, we entered into an interest rate swap whereby we swapped our fixed rate payments on the convertible subordinated debentures for variable rate payments. The notional amount under the swap exactly matches the $144 million face value of the debentures and the swap agreement terminates on February 15, 2006, which is the earliest date that the debentures can be called for redemption. Under the terms of the swap agreement, we make interest payments of three-month LIBOR plus a spread of 2.37% and receive fixed interest payments of 4.50% which completely offsets the interest payments we make on the subordinated convertible debentures. The three-month LIBOR rate was also capped at 3.38% such that total variable interest payments will not exceed 5.75%. Based on the current three-month LIBOR rate of 1.12%, we estimate that this transaction will save approximately $1.5 million in debenture interest annually.

        2004 Outlook:    Interest expense is expected to decrease by approximately $1.5 million as we realize the benefits of our interest rate swap, assuming variable LIBOR rates remain at current levels throughout the year.

Income and Mining Taxes

        In 2003, the effective accounting income tax recovery rate was 8.0% compared to an income tax recovery rate of 7.8% in 2002. Although we reported a loss before income and mining taxes of $18.1 million, we did not record a tax recovery due the uncertainty surrounding the realization of the benefit of these losses. The loss we incurred in 2003 can be carried forward to reduce taxable income of future years and expires, if not used, within a legislated time period. Normally, the benefits of being able to utilize these losses against future taxable income would be recorded as a future tax asset. However, due to the uncertainty surrounding the realization of this and other limited life tax assets, we have provided a full valuation allowance against these tax assets thereby reducing their value in our financial statements to nil. The effect of not recognizing the benefits of these potential future deductions reduces the tax recovery that we would have otherwise recorded against the current year's loss.

        In 2002, we recorded income before income and mining taxes of $4.6 million yet recorded a tax recovery of 7.8%. The recovery was due to the utilization of previously unrecognized losses carried forward. In prior years, just as in 2003, when the Company incurred losses, the benefit of the future tax deduction was not recorded as a future tax asset. In 2002, when the Company used these prior losses to reduce taxable income, the tax that would have otherwise been recorded against 2002 income was reduced.

        2004 Outlook:    We expect our effective income tax rate to be approximately 30% in 2004 (including provincial mining duties). This effective tax rate could decrease if we are able to realize unrecognized tax assets. Due to uncertainty surrounding the realization of certain tax assets, we have provided a full valuation allowance against limited life tax assets, and as, such the possible benefit of these future tax deductions is not recorded as an asset in the financial statements. Due to rising metal prices, we expect to be able to realize some of these assets before they expire thus leading to corresponding tax credits in income representing the decrease in valuation allowance attached to these tax assets.

Liquidity and Capital Resources

        As a result of the operating challenges encountered in 2003, we ended the year with less capital resources than 2002. Including $100 million of undrawn credit under our revolving bank facility, we ended 2003 with available cash resources of $210 million compared to $253 million at the end of 2002. We expect an additional $25 million to become available under our revolving bank facility in the fourth quarter of 2004 once we satisfy certain completion tests in connection with the LaRonde Mine expansion. In 2003, we used $43 million in cash compared to 2002 when we added $132 million to our cash position. The largest components of the cash used in 2003 were:

  •
  $42 million in capital expenditures at LaRonde; and

  •
  $10 million net investment and acquisition expenditures including $9 million for Lapa and $4 million for Bousquet offset by $3 million generated from the sale of available-for-sale securities.

        These cash outflows were offset by $4 million in operating cash flow and $6 million of financing cash flows. Despite the production difficulties, we still managed to generate positive operating cash flow due in large part to the increase in metal prices. The metal price increases were offset somewhat by the strengthening Canadian dollar and our increased exploration activities driven by our success at Lapa. The $6 million in financing cash flows included $5 million of employee stock purchases under our share purchase and stock option plans. In 2003, working capital changes had a negligible effect on cash flow.

        In 2003, the Company declared its 24th consecutive annual dividend of $0.03 per share, unchanged from 2002. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition, and capital requirements.

        The Company's material obligations under firm contractual commitments relate to the convertible subordinated debentures in aggregate principal amount of $143.8 million maturing on February 15, 2012. The Company may redeem the debentures on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

        In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants under its revolving bank facility. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003. The syndicate also extended the deadline for achieving the completion test to September 30, 2004.

        2004 Outlook:    In 2004, we expect to incur approximately $23 million in sustaining and project capital expenditures at LaRonde and approximately $14 million in expenditures on other projects, including Lapa, Goldex and LaRonde II. At Lapa, we will continue to drill to expand the reserve base and will complete preliminary engineering with the intent of accelerating development of the property. At Goldex, we will undertake a bulk sampling program to obtain an increased level of confidence in the gold grade. The bulk sample will consist of three vertical slot raises through the orebody and we expect to process this material early in 2005. At LaRonde II, we expect a detailed feasibility study to be completed late in 2004. We expect all these capital expenditures to be completely funded out of operating cash flow. An expected increase in gold and by-product metal production and rising metal prices will be the key drivers to attaining strong operating cash flows.

        The following table provides a summary of our 2004 estimated capital and exploration expenditures (thousands). The grassroots exploration amount is the cash component of our estimated 2004 exploration expense and does not include the estimated $1.2 million which represents our 49.9% share of Sudbury's exploration expense.

Project	Capitalized	Expensed	Total
LaRonde I projects	$10,300	$—	$10,300
LaRonde I sustaining	12,600	—	12,600
LaRonde II drilling & feasibility	3,800	—	3,800
Goldex bulk sample & engineering	4,700	—	4,700
Lapa drilling & engineering	3,200	—	3,200
Bousquet/Ellison drilling	2,300	—	2,300
Grassroots exploration		2,000	2,000

	$36,900	$2,000	$38,900

Risk Profile

        Agnico-Eagle is subject to various risks that it encounters in its day-to-day operations. We mitigate the likelihood and potential severity of these risks through the application of the highest standards in the planning, construction and operation of our facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of our extensive efforts to ensure the safety of our employees, industrial accidents can occur. In February 2004, an underground explosion claimed the life of a contract miner, and in March 2004, an accident in a storage area claimed the life of an employee.

        We also mitigate some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board of Directors, governs our purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting Agnico-Eagle, please see the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

        In March 2004, Staff of the Ontario Securities Commission advised the Company by letter that Commission Staff are contemplating commencing proceedings against the Company in relation to the timing and content of the Company's disclosure concerning the rock fall that occurred at Agnico's LaRonde mine in Quebec early in 2003. The Company intends to co-operate fully with the Ontario Securities Commission and will respond as soon as practical to the Commission's letter. The Company is unable to determine whether there will be any material financial impact resulting from this matter.

Financial Risk

        Agnico-Eagle's net income is most sensitive to metal prices and the US$/C$ exchange rate. The following graph shows the estimated impact on budgeted income per share ("EPS") in 2004 of a 10% change in assumed metal prices and exchange rates.

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico-Eagle enters into hedging transactions under its Metal Price Risk Management Policy, approved by the Board of Directors. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, we have bought put options to protect a minimum gold price while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. At the end of 2003, the Company's only metal hedges are gold puts with a strike price of $260. These gold puts protect a minimum gold price of $260 for 44% to 64% of anticipated gold production between 2004 and 2007. Gold puts are exercised at our option therefore they do not limit participation to rising gold prices.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. We have entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board of Directors, to hedge part of our exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. For 2004, we have hedged approximately 30% of our Canadian dollar operating cost requirement at a US$/C$ exchange rate of $1.59. As shown in the chart above, a 10% increase in budget exchange rates would increase EPS by $0.11. Due to the 2004 foreign currency hedges, a 10% decrease in exchange rates would decrease EPS by only $0.05.

        Fluctuations in interest rates can also affect income and cash flows. Due to the interest rate swap entered into in 2003, increases in LIBOR rates will increase interest expense. The maximum interest rate payable under the swap transaction is 5.75% thus, based on this maximum rate, the maximum exposure from rising interest rates is $0.02 per share. The Company has a Short-Term Investment Risk Management Policy, approved by the Board of Directors, which only permits investment of excess cash balances in short-term money market instruments of the highest credit quality.

Operational Risk

        The business of gold mining is generally subject to certain types of risks and hazards such as environmental hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, changes in the regulatory environment and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Agnico- Eagle may be required to incur significant costs that could have a material adverse effect on its financial performance, liquidity and results of operations.

        Agnico-Eagle's LaRonde mine and milling operations account for all of our gold production and will continue to account for all of our gold production in the future unless additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at LaRonde could have a material adverse effect on our financial performance, liquidity and results of operations. At current reserves and mining rates, LaRonde has a mine life of approximately 15 years.

        Our gold production estimates for 2004 and subsequent years may fall below estimated levels as a result of the general mining risks summarized above. Furthermore, production may be unexpectedly reduced if, during the course of mining, unfavorable ground conditions or seismic activity are encountered or grades are lower than expected. Production estimates may also be affected if the physical or metallurgical characteristics of ore are less amenable than expected to mining or treatment. Therefore, there can be no assurance that the Company will achieve current or future production estimates.

        Our reported proven and probable mineral reserves are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. Reserve figures have been determined based on assumed gold prices and operating costs. We have estimated mineral reserves based on a $325 per ounce gold price. Though the gold price is higher than the $300 per ounce assumption used in last year's reserve estimate, this impact was essentially negated by the change in the US$/C$ exchange rate assumed from $1.50 to $1.40. While gold prices were generally above $325 for 2003, the average gold price over the past three years has been below $325 per ounce. If gold prices of $300 and $350 were assumed, our gold reserve position would change by 6%. Substantial prolonged decreases in the price of gold, silver, copper and zinc and the US$/C$ exchange rate could have a material adverse effect on our financial performance, liquidity and results of operations. To help maintain or grow production levels over the long term, Agnico-Eagle must continually replace mineral reserves depleted by production by reclassifying mineral resources to reserves, expanding known orebodies or locating new ones. Success in gold exploration is highly uncertain and there is a risk that future depletion of mineral reserves through normal mining operations will not be adequately replaced.

Environmental Risk

        Agnico-Eagle's activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. Agnico-Eagle is required to obtain governmental permits and comply with mine reclamation rules. Although Agnico-Eagle makes provisions for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that Agnico-Eagle has been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

        Environmental laws and regulations are complex and have become more stringent over time. Any changes in such laws or environmental conditions could have a material adverse effect on Agnico-Eagle's financial condition, liquidity or results of operations. Agnico-Eagle is not able to estimate the impact of future changes in laws and regulations due to the uncertainty surrounding the ultimate form these changes may take. At December 31, 2003, Agnico-Eagle has accrued approximately $6 million for each of its reclamation obligations on its LaRonde and Bousquet properties.

Derivatives Risk

        Management enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of our underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. We do not use complex derivative contracts to hedge our exposures. We use simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising metal prices. We also enter into forward contracts to lock in exchange rates based on our projected Canadian dollar operating and capital needs.

        By using derivative instruments, we have various financial risks. Credit risk is the risk that the counterparties to our derivative contracts will fail to perform on an obligation to us. We mitigate this risk by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. We mitigate market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on our projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for our metals will affect our financial condition. Since we use derivative contracts as economic hedges, for most of the contracts, changes in the mark-to-market value do no affect income. For a description of the accounting treatment of our derivative contracts, please see "Critical Accounting Estimates — Financial Instruments."

        For 2003, we have recorded a $1.8 million charge against our total revenue to reflect the maturity of our gold put option contracts purchased in 1999. This amount is simply the original cost for gold puts maturing in the year. Mark-to-market losses on the 2003 gold put option contracts had originally been recorded as part of accumulated other comprehensive income and these amounts were reclassified to earnings for the current year and are included as part of the $1.8 million charge. Also for 2003, we recorded a $1.9 million gain on our byproduct metal derivative contracts which was recorded as revenue for the specific metal being hedged and a $0.5 million gain on our foreign currency derivative contracts maturing in 2003 which was recorded as part of our production costs. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 31, 2004 were exercised:

Common shares outstanding at March 31, 2004	84,956,333
Convertible debentures (based on debenture holders' option)	10,267,919
Employee stock options	3,301,400
Warrants	6,900,000

105,425,652

        The convertible debentures are convertible into common shares, at the option of the holder, at any time prior to maturity, at a conversion rate of 71.429 common shares per $1,000 principal amount of debentures. The debentures mature on February 15, 2012 but may be redeemed at the option of the Company on or after February 15, 2006 in cash or, at the option of the Company, by delivering freely tradable common shares.

        Each warrant entitles the holder to purchase one common share at a price of US$19.00. The warrants expire on November 6, 2007.

Critical Accounting Estimates

        The preparation of the financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this MD&A.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the unit-of-production method based on proven and probable reserves. If no mineable orebody is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an orebody is discovered. Further exploration and development to delineate the orebody are capitalized once a feasibility study is successfully completed and proven and probable reserves established. Construction costs, including interest costs for projects specifically financed by debt, are capitalized at cost and are not depreciated until commercial production begins. Amortization is based on the unit-of-production method over the estimated proven and probable reserves of the mine.

        Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and deferred expenditures are periodically reviewed for impairment. Impairment testing is based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, the asset is written down to its fair value with a charge to income. Estimated future cash flows include estimates of recoverable metals in proven and probable reserves. Metals price assumptions are determined considering current and historical prices, price trends and other market-related factors. Estimated future cash flows also consider ongoing capital requirements, reclamation costs, and related income and mining taxes, and are based on detailed engineering life-of-mine plans.

Revenue Recognition

        The Company recognizes revenue from concentrates when legal title passes and estimates net realizable value using current metal prices and metal content from samples of the concentrates. Adjustments to the final settlements occur when the average metal prices are determined over a quotation period. These adjustments are included in revenue when determined and traditionally have not been material.

        Revenue from gold and silver recovered in the form of doré bars is recorded when the gold and silver are refined and sold.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require us to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. Each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, we have made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. We periodically review these estimates and update our reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

        We use derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on our gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive loss. On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive loss and recording these losses as part of normal income. The Company's other derivative contracts hedging byproduct silver, copper and zinc production do not qualify for hedge accounting under FAS 133 and thus changes in the market value of these contracts are recorded in income as part of the hedged transactions. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, our foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold puts. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive loss and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on our foreign currency hedges were recorded in income.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the life of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires us to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables creates difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

Forward-Looking Statements

        The information in this report has been prepared as at February 24, 2004. Certain statements contained in this annual report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2003. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2003
Consolidated Financial Data
Income and cash flows
LaRonde Division
Revenues from mining operations	$30,112	$30,014	$24,845	$41,849	$126,820
Mine operating costs	24,347	24,581	25,909	30,153	104,990

Mine operating profit	$5,765	$5,433	$(1,064)	$11,696	$21,830

Net income (loss) for the period	$(6,237)	$(3,779)	$(11,869)	$2,387	$(19,498)
Net income (loss) per share (basic and fully diluted)	$(0.07)	$(0.05)	$(0.14)	$0.03	$(0.23)
Operating cash flow*	$(577)	$632	$(6,580)	$10,477	$3,952
Operating cash flow per share	$(0.01)	$0.01	$(0.08)	$0.12	$0.05
Weighted average number of common shares outstanding (in thousands)	83,725	83,836	83,954	84,424	83,889
Tons of ore milled	602,633	648,292	570,661	626,994	2,448,580
Head grades:
Gold (ounces per ton)	0.10	0.10	0.10	0.12	0.11
Silver (ounces per ton)	2.44	2.24	1.69	2.22	2.16
Zinc	3.55%	3.14%	2.71%	2.87%	3.10%
Copper	0.45%	0.52%	0.62%	06.60%	0.55%
Recovery rates:
Gold	91.66%	90.62%	91.60%	91.79%	91.41%
Silver	83.80%	80.80%	79.79%	85.80%	82.60%
Zinc	78.20%	77.80%	75.00%	81.60%	78.20%
Copper	79.10%	79.20%	79.90%	82.50%	80.30%
Payable production:
Gold (ounces)	55,005	60,157	51,192	70,299	236,653
Silver (ounces in thousands)	1,036	1,049	648	1,220	3,953
Zinc (pounds in thousands)	27,964	27,080	20,561	24,732	100,337
Copper (pounds in thousands)	3,956	5,015	5,411	5,749	20,131
Realized prices (US$):
Gold (per ounce)	$350	$349	$365	$395	$368
Silver (per ounce)	$4.70	$4.57	$5.04	$5.27	$5.07
Zinc (per pound)	$0.35	$0.35	$0.37	$0.43	$0.38
Copper (per pound)	$0.76	$0.73	$0.80	$0.94	$0.82
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$378	$371	$451	$372	$390
Less: Non-cash reclamation provision	(2)	(2)	(2)	(3)	(2)
Net byproduct revenues	(207)	(161)	(140)	(189)	(173)

Cash operating costs	169	208	309	180	215
El Coco royalty	74	50	59	40	54

Total cash operating costs	$243	258	$368	$220	$269
Non-cash costs:
Reclamation provision	2	2	2	3	2
Amortization	82	80	87	53	74

Total production costs	$327	$340	$457	$276	$345

Onsite operating costs per ton milled (Canadian dollars)	$52	$48	$56	$54	$52

*  Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Total 2002
Consolidated Financial Data
Income and cash flows
LaRonde Division
LaRonde Division
Revenues from mining operations	$25,547	$30,616	$20,224	$31,640	$108,027
Mine operating costs	17,603	19,613	15,460	23,293	75,969

Mine operating profit	$7,944	$11,003	$4,764	$8,347	$32,058

Net income (loss) for the period	$477	$3,360	$(630)	$816	$4,023
Net income (loss) per share (basic and fully diluted)	$0.01	$0.05	$(0.01)	$0.01	$0.06
Operating cash flow*	$4,972	$7,633	$2,343	$5,416	$20,364
Operating cash flow per share	$0.07	$0.11	$0.03	$0.07	$0.28
Weighted average number of common shares outstanding (in thousands)	68,006	69,050	69,549	76,676	70,821
Tons of ore milled	477,333	491,083	456,818	537,895	1,963,129
Head grades:
Gold (ounces per ton)	0.14	0.17	0.13	0.14	0.14
Silver (ounces per ton)	2.52	2.28	2.25	2.32	2.35
Zinc	5.24%	3.64%	4.01%	3.74%	4.14%
Copper	0.22%	0.30%	0.31%	0.50%	0.34%
Recovery rates:
Gold	94.54%	92.92%	92.43%	92.97%	93.14%
Silver	83.70%	80.10%	77.60%	80.60%	80.60%
Zinc	84.90%	81.40%	67.20%	78.00%	78.40%
Copper	60.30%	74.40%	63.60%	80.30%	71.40%
Payable production:
Gold (ounces)	60,259	74,617	50,073	75,235	260,183
Silver (ounces in thousands)	724	709	547	1,104	3,084
Zinc (pounds in thousands)	35,997	24,740	20,713	26,610	108,060
Copper (pounds in thousands)	1,131	2,084	1,728	3,984	8,927
Realized prices (US$):
Gold (per ounce)	$300	$310	$314	$318	$312
Silver (per ounce)	$4.48	$4.67	$4.73	$4.51	$4.61
Zinc (per pound)	$0.36	$0.36	$0.37	$0.34	$0.34
Copper (per pound)	$0.72	$0.78	$0.74	$0.71	$0.70
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$258	$219	$304	$244	$253
Less: Non-cash reclamation provision	(5)	(5)	(5)	(5)	(5)
Net byproduct revenues	(124)	(90)	(102)	(111)	(107)

Cash operating costs	129	124	197	128	141
El Coco royalty	32	40	11	70	41

Total cash operating costs	$161	$164	$208	$198	$182
Non-cash costs:
Reclamation provision	5	5	5	5	5
Amortization	54	49	66	37	50

Total production costs	$220	$218	$279	$240	$237

Onsite operating costs per ton milled (Canadian dollars)	$52	$52	$51	$53	$52

*  Before non-cash working capital

AGNICO-EAGLE MINES LIMITED

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2003	2002	2001	2000	1999
Financial Data
Revenues from mining operations	$126,820	$108,027	$96,043	$63,676	$23,392
Interest and sundry income	2,775	1,943	5,752	2,145	(5,519)

	129,595	109,970	101,795	65,821	17,873
Costs and expenses	147,708	105,359	104,651	76,595	49,958

Loss before income taxes	(18,113)	4,611	(2,856)	(10,774)	(32,085)
Income and mining taxes expense (recovery)	(358)	(588)	2,862	(3,906)	(13,016)

Income (loss) before cumulative catch-up adjustment	(17,755)	4,023	(5,718)	(6,868)	(19,069)
Cumulative catch-up adjustment relating to FAS 143	(1,743)	—	—	—	—

Net income (loss)	$(19,498)	$4,023	$(5,718)	$(6,868)	$(19,069)

Net income (loss) per share	$(0.23)	$0.06	$(0.09)	$(0.12)	$(0.36)
Operating cash flow (before non-cash working capital)	$3,952	$20,364	$12,424	$6,530	$(13,570)
Operating cash flow per share	$0.05	$0.28	$0.20	$0.12	$(0.36)
Dividends declared per share	$0.03	$0.03	$0.02	$0.02	$0.02
Capital expenditures	$42,038	$64,836	$36,278	$69,640	$68,892
Average gold price per ounce realized	$368	$312	$273	$278	$274
Average exchange rate — US$ per C$	$0.7137	$0.6368	$0.6458	$0.6723	$0.6725
Weighted average number of common shares outstanding (in thousands)	83,889	70,821	61,334	54,447	53,331
Working capital (including undrawn credit lines)	$240,613	$285,142	$135,908	$49,733	$106,941
Total assets	$637,101	$593,807	$393,464	$364,333	$297,015
Long-term debt	$143,750	$143,750	$151,081	$186,261	$131,458
Shareholders' equity	$400,723	$397,693	$198,426	$118,585	$118,658
Operating Summary
LaRonde Division
Revenues from mining operations	$126,820	$108,027	$96,043	$63,676	$21,561
Mine operating costs	104,990	75,969	67,009	49,997	28,447

Mine operating profit (loss)	$21,830	$32,058	$29,034	$13,679	$(6,886)

Tons of ore milled	2,448,580	1,963,129	1,805,249	1,415,888	798,396
Gold — ounces per ton	0.11	0.14	0.15	0.14	0.13
Gold production — ounces	236,653	260,184	234,860	173,852	90,035
Silver production — ounces (in thousands)	3,953	3,084	2,524	1,128	277
Zinc production — pounds (in thousands)	100,337	108,060	126,275	50,681	9,778
Copper production — pounds (in thousands)	20,131	8,927	4,097	4,943	3,282
Total production costs per gold ounce produced (US$):
Onsite operating costs (including reclamation provision)	$390	$253	$257	$294	$334
Less:
Non-cash reclamation provision	(2)	(5)	(5)	(3)	(4)
Net byproduct revenues	(173)	(107)	(120)	(103)	(53)

Cash operating costs	215	141	132	188	277
El Coco royalty	54	41	23	—	—

Total cash operating costs	$269	$182	$155	$188	$277
Non-cash costs:
Reclamation provision	2	5	5	3	4
Amortization	74	50	45	33	61

Total production costs	$345	$237	$205	$224	$342

Onsite operating costs per ton milled (Canadian dollars)	$52	$52	$52	$54	$56

Gold reserves and resources:
Total Proven and Probable Reserves & Indicated
Resources (thousands, ounces of gold)	8,693	5,135	3,399	3,649	3,016

Total Inferred Resources (thousands, ounces of gold)	4,251	5,160	5,110	4,111	3,051

Agnico-Eagle Mineral Reserve & Mineral Resource Data

Category and Zone	Au(oz/t)	Ag(oz/t)	Cu(%)	Zn(%)	Au (000's oz.)	Tons (000's)
Proven Mineral Reserve
LaRonde	0.09	2.49	0.42	4.24	638	6,848

Bousquet	0.09				9	104

Subtotal Proven Mineral Reserve	0.09				647	6,952

Probable Mineral Reserve
LaRonde	0.13	1.47	0.31	2.32	4,383	34,754

Lapa	0.25				1,187	4,661

Goldex	0.07				1,647	23,983

Subtotal Probable Mineral Reserve	0.11				7,217	63,938

Total Proven and Probable Mineral Reserves	0.11				7,864	70,350

Measured & Indicated Mineral Resource
LaRonde	0.09	0.70	0.27	1.10	327	3,716

Goldex	0.08				91	1,174

Lapa	0.16				114	705

Bousquet	0.16				256	1,608

Ellison	0.16				41	249

Total Measured & Indicated Resource	0.11				829	7,452

Inferred Mineral Resource
LaRonde	0.19	1.15	0.35	0.94	2,889	15,294

Bousquet	0.27				648	2,445

Goldex	0.06				173	2,797

Lapa	0.18				58	324

Ellison	0.29				483	1,692

Total Inferred Resource	0.19				4,251	22,552

        A qualified person, Guy Gosselin, P.Eng., P.Geo., LaRonde Division's Chief Geologist, has verified the LaRonde exploration information disclosed in this report. The verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the 2004 Mineral Resource and Mineral Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated March 26, 2004, filed on SEDAR.

        Agnico-Eagle Mines Ltd. is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. The effective date of each estimate is December 31, 2003. More recent information on exploration, mining, processing, metallurgy and other economic factors have also been used. The estimates disclosed in this report are based on the following key metal price assumptions and foreign exchange rates: gold, $325/oz; silver, $5.00/oz; copper $0.80/lb; zinc $0.50/lb; US$/C$=1.40. There are no known relevant issues that would materially affect the estimates. No independent verification of the data has been published.

        Tonnage amounts and contained metal amounts presented in the tables in this report have been rounded to the nearest 1000.

        A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

        The qualified person responsible for the LaRonde II, Lapa and Goldex pre-feasibility studies is Rosaire Émond P.Eng., Regional Division's Senior Mining Engineer.

        The qualified person responsible for the LaRonde mineral reserve and resource estimate is Guy Gosselin, P.Eng, P.Geo., LaRonde Division's Chief Geologist. A description of the operating and capital cost assumptions, parameters and methods used to estimate the Penna shaft can be found in the LaRonde Division SEDAR disclosure cited above. Recently disclosed probable reserves, located between 9,200 ft and 9850 ft depth, are estimated using a grade cut-off equivalent to a minimum net smelter return of $42.90/ton.

        The qualified person responsible for the Lapa and Goldex mineral reserve and resource estimates is Marc H. Legault, P.Eng., Manager, Project Evaluations of Agnico-Eagle.

        The minimum gold grade cut-off used to evaluate drill intercepts at Goldex was 0.04 oz/ton over a minimum true thickness of 50 feet. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a high probability of exceeding the cut-off grade.

        In estimating the Lapa resource and reserve, a minimum gold grade cut-off of 0.15 and 0.19 oz/ton, respectively was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of

9.2 ft. The estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method.

        The qualified person responsible for the Bousquet and Ellison mineral reserve and resource estimates is Normand Bédard P.Geo., Regional Division's Senior Geologist. In estimating the Bousquet and Ellison mineral resource and reserve, a minimum gold grade cut-off of 0.09 oz/ton was used to evaluate drill intercepts that have been adjusted to respect a minimum mining width of 9.8 ft. The estimate was derived using a combination of three dimensional block modeling (grades were interpolated using the inverse distance power squared method) for certain zones and for other zones, by the polygonal method on longitudinal sections. A portion of the resource estimate is based on estimates reported when the Bousquet I mine closed in 1996. The resource was reviewed and reclassified using the CIM definition and guidelines. This information is of a good quality and is considered reliable.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

AGNICO-EAGLE MINES LIMITED

        The accompanying financial statements of Agnico-Eagle Mines Limited and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The financial statements have been prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be the most appropriate in the circumstances. The financial statements are not precise, since they include amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

        Agnico-Eagle Mines Limited maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders.

        The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

        The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

Sean Boyd, C.A.	David Garofalo, C.A.
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Toronto, Canada,
February 24, 2004.

AUDITORS' REPORT

To the Shareholders of Agnico-Eagle Mines Limited:

        We have audited the balance sheet of Agnico-Eagle Mines Limited as at December 31, 2003 and 2002 and the statement of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with United States generally accepted accounting principles.

        We also reported separately on February 24, 2004 to the shareholders of Agnico-Eagle Mines Limited, on our audit, conducted in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2003 and 2002 financial statements, prepared in accordance with Canadian generally accepted accounting principles.

        As described in the "Summary of Significant Accounting Policies — Reclamation costs and Stock-based compensation", the Company changed its method of (i) accounting for reclamation costs effective January 1, 2003; and (ii) accounting for stock-based compensation effective January 1, 2003.

Ernst & Young LLP
Chartered Accountants
Toronto, Canada,
February 24, 2004

AGNICO-EAGLE MINES LIMITED
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). We have also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles. Since a precise determination of assets and liabilities depends on future events, the presentation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and all its subsidiaries. Prior to October 15, 2001, Agnico-Eagle consolidated its 49.5% direct and indirect ownership interest in Mentor Exploration and Development Co., Limited ("Mentor") on the basis of the Company's ability to determine its strategic operating, investing and financing policies. Effective October 15, 2001, Mentor was amalgamated with the Company under a court approved plan of arrangement to continue as Agnico-Eagle Mines Limited.

        The cost of the Company's own shares held by Mentor had been presented in the consolidated balance sheets as a reduction of shareholders' equity. Changes in the Company's own shares held by a subsidiary company resulted from purchases and sales of Agnico-Eagle's shares by Mentor.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization, otherwise they are recorded within accumulated other comprehensive loss.

        As a result of issuances of stock by its subsidiary company, Sudbury Contact Mines Limited ("Sudbury"), the Company's interest in Sudbury has been diluted to below 50% during the year. The Company therefore no longer consolidates the results of Sudbury but accounts for its investment using the equity method of accounting. The Company reports its share of losses in Sudbury as a separate line item in the financial statements. The Company began using the equity method to account for its interest in Sudbury on September 1, 2003.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, in-process concentrates and supplies.

        Ore stockpiles represent coarse ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. Ore stockpiles are valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore, including amortization relating to the mining operations.

        In-process inventories consist of concentrates for which legal title has not yet passed to custom smelters. In-process inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the mining and milling costs associated with extracting and processing the ore.

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the senior convertible debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. If the holders of the Company's convertible debentures exercise their conversion option, the common shares issued on such conversion will be recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income.

Mining properties, plant and equipment and deferred expenditures

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred, prior to the commencement of commercial production for projects specifically financed by debt, are capitalized.

        Agnico-Eagle records depreciation on plant and equipment used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine, which does not exceed 20 years. Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Deferred expenditures, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future, are written off.

        The carrying values of mining properties, plant and equipment and deferred expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves of the mine, gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial Instruments

        Agnico-Eagle employs derivative financial instruments, primarily option contracts, to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        As a result of adopting United States Financial Accounting Standards Board ("FASB") Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive loss depending on whether the derivative financial instrument qualifies for hedge accounting. Currently, the Company's gold put option and foreign exchange contracts qualify for hedge accounting and changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive loss. Changes in the fair value of all other derivative financial instruments are recognized in income.

Revenue recognition

        Revenue from concentrates is recognized when legal title passes to the custom smelters and is valued on an estimated net realizable value basis. Periodic adjustments on the final settlement of concentrates previously sold to smelters are included in revenue as soon as the amount can be reasonably determined. Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver are sold and are also included in revenues from mining operations.

        Revenues from mining operations consist of gold and byproduct revenues, net of smelting, refining and other marketing charges.

Foreign currency translation

        Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than US dollars are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Effective January 1, 2003, the Company adopted the provisions of FASB Statement No. 143 ("FAS 143") related to asset retirement obligations. FAS 143 applies to legal obligations resulting from the construction, development and operation of long-lived assets, such as mining assets. This standard requires companies to recognize the present value of reclamation costs as a liability in the period the legal obligation is incurred. The Company estimated the final reclamation provision taking into account current circumstances such as projected mine life at the end of 2003 and current throughput. Subsequent revisions to the final reclamation estimate could result from legislative changes or changes in the underlying assumptions — such as life-of-mine.

        For periods prior to January 1, 2003, estimated future reclamation costs were based primarily on legal, environmental and regulatory requirements. Future reclamation costs for the Company's inactive mines were accrued based on management's best estimate of the costs at the end of each period, comprising costs expected to be incurred at a site, on an undiscounted basis. Such cost estimates included, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates were reflected in income in the period an estimate was revised.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash at the market price in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. Agnico-Eagle records such common share issuances by crediting share capital for the full value of cash consideration received. The cost of the future income and mining tax benefits arising at the time Agnico-Eagle renounces the income and mining tax deductibility of the eligible expenditures to the investors are accounted for as a share issue cost.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123 "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded, in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees.

        The Company does not offer any post-retirement benefits to its employees.

Comparative figures

        Certain items in the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

BALANCE SHEET

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2003	2002
ASSETS
Current
Cash and cash equivalents	$110,365	$152,934
Metals awaiting settlement (note 1)	34,570	29,749
Income taxes recoverable	7,539	2,900
Inventories:
Ore stockpiles	6,557	4,604
In-process concentrates	1,346	1,008
Supplies	6,276	5,008
Prepaid expenses and other (note 2(a))	10,363	10,025

Total current assets	177,016	206,228
Fair value of derivative financial instruments (note 9)	7,573	1,835
Other assets (note 2(b))	11,214	8,795
Future income and mining tax assets (note 8)	41,579	23,890
Mining properties (note 3)	399,719	353,059

	$637,101	$593,807

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$29,915	$15,246
Dividends payable	3,327	3,013
Income and mining taxes payable	—	954
Interest payable	3,161	1,873

Total current liabilities	36,403	21,086

Long-term debt (note 4)	143,750	143,750

Reclamation provision and other liabilities (note 5)	15,377	5,043

Fair value of derivative financial instruments (note 9)	—	5,346

Future income and mining tax liabilities (note 8)	40,848	20,889

Shareholders' Equity
Common shares (note 6(a))
Authorized — unlimited
Issued — 84,469,804 (2002 — 83,636,861)	601,305	591,969
Warrants (note 6(c))	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(218,055)	(196,023)
Accumulated other comprehensive loss (note 6(d))	(5,440)	(21,166)

Total shareholders' equity	400,723	397,693

	$637,101	$593,807

On behalf of the Board:

Sean Boyd C.A., Director	Bernard Kraft C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2003	2002	2001
REVENUES
Revenues from mining operations	$126,820	$108,027	$96,043
Interest and sundry income	2,775	1,943	5,752

	129,595	109,970	101,795
COSTS AND EXPENSES
Production (note 3)	104,990	75,969	67,009
Exploration and corporate development (note 3)	5,975	3,766	6,391
Equity loss in junior exploration company	1,626	—	—
Amortization	17,504	12,998	12,658
General and administrative	7,121	5,530	4,461
Provincial capital tax	1,240	829	1,551
Interest (note 4)	9,180	7,341	12,917
Foreign currency loss (gain)	72	(1,074)	(336)

Income (loss) before income, mining and federal capital taxes	(18,113)	4,611	(2,856)
Federal capital tax	1,090	949	723
Income and mining taxes expense (recovery) (note 8)	(1,448)	(361)	2,139

Net income (loss) before cumulative catch-up adjustment	(17,755)	4,023	(5,718)
Cumulative catch-up adjustment relating to FAS 143	(1,743)	—	—

Net income (loss) for the year	$(19,498)	$4,023	$(5,718)

Net income (loss) before cumulative catch-up adjustment per share — basic and diluted (note 6(e))	$(0.21)	$0.06	$(0.09)
Cumulative catch-up adjustment per share — basic and diluted	(0.02)	—	—

Net income (loss) per share — basic and diluted (note 6(e))	$(0.23)	$0.06	$(0.09)

Comprehensive income (loss):
Net income (loss) for the year	$(19,498)	$4,023	$(5,718)

Other comprehensive income (loss,) net of tax:
Unrealized gain (loss) on hedging activities	8,807	(5,512)	—
Unrealized gain on available-for-sale securities	2,258	1,558	—
Dilution gain on issuance of securities by subsidiary company	4,500	1,610	—
Minimum pension liability	—	(980)	—
Cumulative transitional adjustment upon the adoption of FAS 133 related to the accounting for derivative instruments and hedging activities	—	—	(2,810)
Adjustments for derivative instruments, maturing during the year, included in the cumulative adjustment at January 1, 2001	1,801	723	152
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(1,640)	—	—

Other comprehensive income (loss) for the year	15,726	(2,601)	(2,658)

Total comprehensive income (loss) for the year	$(3,772)	$1,422	$(8,376)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Years ended December 31, 2003, 2002 and 2001
	Common Shares
				Contributed Surplus		Accumulated Other Comprehensive Loss
	Shares	Amount	Warrants		Deficit
Balance December 31, 2000	56,139,480	$323,552	$—	$7,181	$(190,465)	$(15,907)

Shares issued under Employee Stock Option Plan (note 7(a))	426,100	2,100	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	209,826	1,783	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	200,000	2,513	—	—	—	—
Shares issued by public offering, net of share issue costs (note 6(c))	10,350,000	75,450	—	—	—	—
Shares issued on the conversion of Company's senior convertible notes	6,691	113	—	—	—	—
Shares issued to acquire Mentor	369,348	1,719	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	21,408	117	—	—	—	—
Net loss for the year	—	—	—	—	(5,718)	—
Dividends declared ($0.02 per share)	—	—	—	—	(1,354)	—
Other comprehensive loss for the year	—	—	—	—	—	(2,658)

Balance December 31, 2001	67,722,853	$407,347	$—	$7,181	$(197,537)	$(18,565)
Shares issued under Employee Stock Option Plan (note 7(a))	1,927,500	14,580	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	138,747	2,061	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	40,161	617	—	—	—	—
Units issued by public offering, net of issue costs (note 6(c))	13,800,000	167,246	15,732	—	—	—
Shares issued on the conversion of Company's senior convertible notes	4,460	80	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	3,140	38	—	—	—	—
Net income for the year	—	—	—	—	4,023	—
Dividends declared ($0.03 per share)	—	—	—	—	(2,509)	—
Other comprehensive loss for the year	—	—	—	—	—	(2,601)

Balance December 31, 2002	83,636,861	$591,969	$15,732	$7,181	$(196,023)	$(21,166)
Shares issued under Employee Stock Option Plan (note 7(a))	229,100	1,636	—	—	—	—
Shares issued under the Share Incentive Plan (note 7(b))	217,855	2,605	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	255,768	3,570	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,608	59	—	—	—	—
Shares issued for acquisitions (note 10)	125,612	1,466	—	—	—	—
Net loss for the year	—	—	—	—	(19,498)	—
Dividends declared ($0.03 per share)	—	—	—	—	(2,534)	—
Other comprehensive income for the year	—	—	—	—	—	15,726

Balance December 31, 2003	84,469,804	$601,305	$15,732	$7,181	$(218,055)	$(5,440)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

STATEMENT OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2003	2002	2001
Operating activities
Net income (loss) for the year	$(19,498)	$4,023	$(5,718)
Add (deduct) items not affecting cash:
Amortization	17,504	12,998	12,658
Future income and mining taxes	1,090	1,183	3,150
Unrealized gain on derivative contracts	(2,265)	(1,680)	(4,249)
Cumulative catch-up adjustment relating to FAS 143	1,743	—	—
Amortization of deferred costs and other	5,378	3,840	6,583
Changes in non-cash working capital balances
Metals awaiting settlement	(4,821)	(9,669)	(8,140)
Income taxes recoverable	(4,639)	(2,549)	429
Inventories	(3,559)	(863)	(1,332)
Prepaid expenses and other	(5,382)	(2,319)	999
Accounts payable and accrued liabilities	17,414	8,327	(7,765)
Interest payable	1,288	(179)	(794)

Cash provided by (used in) operating activities	4,253	13,112	(4,179)

Investing activities
Additions to mining properties	(42,038)	(64,836)	(36,278)
Acquisitions and additions to available-for-sale securities	(10,438)	(1,773)	(278)

Cash used in investing activities	(52,476)	(66,609)	(36,556)

Financing activities
Dividends paid	(2,431)	(1,344)	(1,114)
Common shares issued	8,141	193,784	87,416
Warrants issued	—	15,732	—
Share and warrant issue costs	(271)	(9,162)	(5,209)
Proceeds from long-term debt (note 4)	—	143,750	—
Financing costs	—	(5,266)	—
Repayment of the Company's senior convertible debentures (note 4)	—	(122,169)	—
Bank debt	—	(30,000)	(37,500)
Resale of the Company's own shares by a subsidiary company and other	—	—	4,974

Cash provided by financing activities	5,439	185,325	48,567

Effect of exchange rate changes on cash and cash equivalents	215	(74)	(558)

Net increase (decrease) in cash and cash equivalents during the year	(42,569)	131,754	7,274
Cash and cash equivalents, beginning of year	152,934	21,180	13,906

Cash and cash equivalents, end of year	$110,365	$152,934	$21,180

See notes 4, 8, and 10 for supplemental cash flow information

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO FINANCIAL STATEMENTS

(In thousands of United States dollars, unless otherwise indicated)
December 31, 2003

1.     METALS AWAITING SETTLEMENT

	2003	2002
Precious metals	$1,327	$2,856
Concentrates awaiting settlement	33,243	26,893

	$34,570	$29,749

  In 2003, precious metals (gold and silver) accounted for 83.7% (2002 — 87.7%; 2001 — 79.8%) of Agnico-Eagle's revenues from mining operations. Other net byproduct revenues in 2003 consisted of 11.2% zinc (2002 — 12.3%; 2001 — 20.2%) and 5.1% copper (2002 — nil; 2001 — nil).

2.     OTHER ASSETS

        (a)   Prepaid expenses and other

	2003	2002
Available-for-sale securities (at market value)	$4,426	$3,886
Prepaid expenses	1,269	824
Loans receivable	540	465
Federal and provincial sales taxes receivable	3,499	3,716
Other	629	1,134

	$10,363	$10,025

    In 2003, the Company realized $3,692 (2002 — $352) in proceeds and recorded a gain of $2,507 (2002 — $186) in income on the sale of available-for-sale securities. The cost basis of available-for-sale securities is determined using the average cost method.

        (b)   Other assets

	2003	2002
Deferred financing costs, less accumulated amortization of $2,321 (2002 — $1,313)	$8,080	$8,577
Loan to Sudbury Contact Mines Limited	2,739	—
Other	395	218

	$11,214	$8,795

3.     MINING PROPERTIES

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$60,362	$10,289	$50,073	$45,734	$8,335	$37,399
Plant and equipment	274,725	72,290	202,435	244,659	63,348	181,311
Deferred expenditures	181,761	34,550	147,211	161,167	26,818	134,349

	$516,848	$117,129	$399,719	$451,560	$98,501	$353,059

  Included in exploration expense in 2001 is the Company's write-off of its investment in the Tonkin Springs project of $1.6 million and the payment of $0.7 million for environmental restoration costs. On March 1, 1999, Sudbury Contact acquired a 60% interest in Tonkin Springs, an advanced exploration property on the Battle Mountain-Cortez Gold Trend in Nevada, for $1.6 million. The remaining 40% ownership interest was owned and controlled by U.S. Gold Corporation, an unrelated gold exploration company based in the United States. Effective October 18, 2001, management determined that this project was not viable under the current gold price environment and elected, under the management and operating agreement with U.S. Gold Corporation, to exit the Tonkin Springs project as the project manager and relinquish its entire ownership interest in Tonkin Springs. The Company's obligation with respect to environmental and regulatory requirements was fully satisfied by the payment of $0.5 million in additional environmental bonding and $0.2 million to an independent consultant under an escrow agreement for future environmental restoration work.

  The Company's El Coco property ("El Coco"), located adjacent to and immediately east of the Company's LaRonde Mine, is subject to a royalty interest payable to Barrick Gold Corporation. The El Coco royalty, on production from an area that extends 500 metres from the property boundary with the LaRonde Mine, consists of a 50% net profits interest ("NPI"), which is defined as net revenues from the sale of minerals produced from the property less the pro-rated portion of the production costs and allowable direct and common capital expenditures related to the exploration and development of the property. The remaining area of the El Coco property is subject to a 4% net smelter return royalty (defined as gross revenues from the sales of minerals less applicable refining, selling and delivery costs and applicable taxes). During 2003, the Company made NPI royalty payments of $8.9 million (2002 — $12.0 million; 2001 — $5.4 million).

4.     LONG-TERM DEBT

        (a)   Convertible subordinated debentures

    The Company's convertible subordinated debentures bear interest of 4.50% per annum, payable in cash semi-annually, on the principal amount of $143,750. The debentures are convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 principal amount. The debentures are redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company may redeem the debentures in cash or, at the option of the Company, by delivering freely tradable common shares.

        (b)   Revolving credit facility

    The revolving credit facility (the "Facility") with a syndicate of banks provides the Company with up to $125 million of revolving debt. Under the terms of the Facility, which is primarily secured by a first charge on the Company's LaRonde Mine and the El Coco property, an initial tranche of $100 million is currently available and a second tranche of $25 million will also be made available upon satisfaction of certain completion tests in connection with the LaRonde Mine expansion to 7,000 tons of ore per day. The Facility is fully revolving until the end of 2004, at which time the drawn portion of the Facility will begin to amortize at annual rates of 25%, 32.5%, 20%, 12.5% and 10% in the years 2004 to 2008, respectively. The interest rate under the Facility currently is LIBOR plus 2.25% per annum and a standby fee of 1% per annum on any undrawn portion of the Facility. At the end of 2003 and 2002, the Facility was completely undrawn.

    For the year ended December 31, 2003, interest expense was $9.2 million (2002 — $7.3 million; 2001 — $12.9 million) of which cash payments were $8.0 million (2002 — $24.4 million; 2001 — $10.4 million). Approximately $19 million of the cash interest payments in 2002 were in connection with the redemption of the Company's January 27, 2004 senior convertible notes. In 2003, cash interest on the Facility was nil, (2002 — $1.3 million; 2001 — $9.1 million) and cash standby fees on the Facility were $1.2 million (2002 — $1.0 million; 2001 — $1.0 million). In 2003, cash interest on the Facility of nil (2002 — $2.3 million; 2001 — nil) was capitalized in construction in progress. Weighted average interest rate for the year ended December 31, 2003 was 6.4% (2002 — 7.6%; 2001 — 6.1%).

    In 2003, the Company was unable to achieve its completion test and was in default of its interest coverage covenants. Given that the facility was completely undrawn throughout 2003, these were technical violations which were waived by all the banks in the lending syndicate for the third and fourth quarters of 2003.

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2003	2002
Reclamation and closure costs (note 5(a))	$11,629	$2,066
Pension benefits (note 5(b))	3,748	2,977

	$15,377	$5,043

        (a)   Reclamation and closure costs

    Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $17.0 million and $2.7 million respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

    The following table reconciles the beginning and ending carrying amount of asset retirement obligations. The amounts for 2002 are pro-forma amounts which present the liability for asset retirement obligations as if FAS 143 had been applied throughout 2002. Had FAS 143 been applied for all periods presented in the Statement of Income (Loss), net income (loss) would not have been materially different from the amounts reported.

	2003	2002
		(pro-forma)
Asset retirement obligations, beginning of year	$5,520	$5,282
Current year accretion	424	238
Reclamation payments relating to non-operating properties	(44)	—
Liabilities incurred on the purchase of the Bousquet mine	5,729	—

Asset retirement obligations, end of year	$11,629	$5,520

        (b)   Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle also provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico- Eagle's defined benefit employees' pension plan is based on an actuarial valuation as of December 31, 2002 and projected to December 31, 2003. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2003 and is projected to December 31, 2003. The components of Agnico-Eagle's net pension plan expense are as follows:

	2003	2002	2001
Service cost — benefits earned during the year	$263	$210	$194
Actuarial losses	26	—	—
Interest cost on projected benefit obligation	419	348	312
Return on plan assets	(127)	(125)	(162)
Amortization of net transition asset, past service liability and net experience gains	58	(138)	52

Net pension plan expense	$639	$295	$396

    Agnico-Eagle contributes 5% of its payroll expense to a defined contribution plan. The expense in 2003 was $1.4 million (2002 — $1.1 million; 2001 — $0.8 million).

    Assets of the defined benefit employees' pension ("Employees") plan are comprised of pooled Canadian and US equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 65% to equity securities, 34% to fixed income securities, and 1% to cash and short-term investments. The Employees plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and equivalents	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

    Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees plan is equal to the projected benefit obligation and no amount was included in accumulated other comprehensive loss for this plan in 2003 or 2002.

    Assets for the executives' retirement ("Executives") plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2003 was $3.7 (2002 — $2.9) and nil (2002 — $1.0) was recorded in other comprehensive income (loss) arising from a change in the additional minimum pension liability.

    The funded status of the Employees and the Executives plans for 2003 and 2002 are as follows:

	2003		2002
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$1,576	$200	$1,704	$176
Agnico-Eagle's contribution	—	56	—	44
Actual return on plan assets	321	—	(31)	—
Benefit payments	(132)	(28)	(111)	(22)
Effect of exchange rate changes	367	47	14	2

Fair value of plan assets, end of year	$2,132	$275	$1,576	$200

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$1,468	$4,081	$1,439	$3,241
Service costs	—	263	—	210
Interest costs	101	318	95	253
Actuarial losses	35	188	34	377
Benefit payments	(132)	(28)	(111)	(22)
Plan amendments	(29)	92	—	—
Effect of exchange rate changes	325	979	11	22

Projected benefit obligation, end of year	$1,768	$5,893	$1,468	$4,081

Excess (deficiency) of plan assets over projected benefit obligation	$364	$(5,618)	$108	$(3,881)

Comprised of:
Unamortized transition asset (liability)	$839	$(1,271)	$823	$(1,568)
Unamortized net experience gain (loss)	(166)	(599)	(324)	(242)
Accrued liabilities	(308)	(3,748)	(391)	(2,071)

	$364	$(5,618)	$108	$(3,881)

Weighted average discount rate(i)	6.50%	6.50%	6.50%	6.50%
Weighted average expected long-term rate of return	7.50% (ii)	n.a	7.50% (ii)	n.a
Weighted average rate of compensation increase	n.a.	3.0%	n.a.	3.0%
Estimated average remaining service life for the Employees plan (in years)	5.0	8.0 (iii)	8.0	9.0 (iii)

    Notes:

    (i)
    Discount rates used for the Executives plan are after-tax rates.

    (ii)
    Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

    (iii)
    Estimated average remaining service life for the Executives plan was developed for individual senior officers.

    The estimated benefits to be paid from each plan in the next ten years is presented below:

	Employees	Executives	Total
2004	$75	$92	$167
2005	90	77	167
2006	90	77	167
2007	90	84	174
2008	90	84	174
2009 – 2013	450	435	885

6.     SHAREHOLDERS' EQUITY

        (a)   Common shares

    The Company's common shares are covered by a Shareholder Rights Plan whereby each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, has the right ("Rights") to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price. Until such time as a triggering bid for control occurs, the Rights trade together with the existing common shares and will expire on May 10, 2009.

    The Company has reserved for issuance 10,267,919 common shares in the event that the senior convertible debentures are converted into common shares and 6,900,000 common shares in the event that the warrants are exercised.

    In 2003 the Company declared dividends on its common shares of $0.03 per share (2002 — $0.03 per share; 2001 — $0.02 per share). Under the terms of the Company's revolving credit facility, the Company's dividend payments are restricted to an aggregate of $16 million per year.

        (b)   Flow-through share private placements

    In 2003, Agnico-Eagle issued 255,768 (2002 — 40,161; 2001 — 200,000) common shares under a flow-through share private placement for proceeds of $3.6 million (2002 — $0.6 million; 2001 — $2.5) net of share issue costs. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2003 and 2004 exploration activities. In 2003, the Company renounced to its investors C$5.3 million (2002 — C$1.0 million; 2001 — C$4.0million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur $3.5 million of exploration expenditures in 2004 related to the expenditures renounced in 2003.

        (c)   Public offering

    In 2002, Agnico-Eagle issued 13,800,000 units, each consisting of one common share and one-half warrant, at $13.90 per unit for net proceeds of $182.9 million, after deducting share issue costs of $9.1 million (no related income tax effect). $167.2 million of the net proceeds was allocated to common shares and the remaining $15.7 million was allocated to the warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus. Warrants are exercisable at any time prior to November 14, 2007, after which the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date. If all outstanding warrants are exercised, the Company would issue an additional 6,900,000 common shares.

    In 2001, Agnico-Eagle issued 10,350,000 common shares at $7.90 per share for net proceeds of $76.2 million, after deducting share issue costs of $5.6 million (no related income tax effect).

        (d)   Accumulated other comprehensive loss

    The opening balance in accumulated other comprehensive loss in 2000 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior period's consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive loss as at December 31, 2003, 2002 and 2001.

    Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive loss of $2.8 million. The Company has designated its gold put contracts and foreign exchange forward contracts as cash flow hedges and as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive loss.

    The following table presents the components of the accumulated other comprehensive loss.

	2003	2002
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gains on available-for-sale securities	2,176	1,559
Dilution gains on equity issuances of subsidiary	6,110	1,610
Unrealized gains on foreign exchange derivative contracts	9,973	—
Unrealized losses on gold put option contracts	(6,812)	(7,448)
Minimum pension liabilities	(980)	(980)

	$(5,440)	$(21,166)

    In 2003, a $1.8 million (2002 — nil) loss was reclassified from accumulated other comprehensive loss into income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2003. Also in 2003, a $1.6 million gain (2002 — nil) was reclassified from accumulated other comprehensive loss into income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

        (e)   Net income (loss) per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted income (loss) per share:

	2003	2002	2001
Weighted average number of common shares outstanding — basic	83,889,115	70,821,081	61,333,630
Add: Dilutive impact of employee stock options	—	810,182	—

Weighted average number of common shares outstanding — diluted	83,889,115	71,631,263	61,333,630

    In 2003, the employee stock options, convertible debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding. In 2002, the convertible debentures and warrants were anti-dilutive and thus were excluded from the calculation of diluted weighted average number of common shares outstanding. In 2001, the employee stock options and convertible debentures were anti-dilutive and thus were not included in the calculation of diluted weighted average number of common shares outstanding.

7.     STOCK-BASED COMPENSATION

        (a)   Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. On May 31, 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000.

    Of the 40,000 options granted under the ESOP in 2003, 37,000 options granted vest immediately and expire in the year 2008. The remaining options expire in 2008 and have a vesting period of three years, in which 33% or 1,000 vest immediately and are exercisable on the date of the grant, while the remaining 67% or 2,000 options are exercisable in equal installments, on each anniversary date of the grant, over a three-year term. Of the 1,358,500 options granted in 2002, 1,299,500 options granted vest immediately and expire in the year 2007. The remaining options vest over periods ranging from two to five years and expire between 2007 and 2012. Of the total options granted in 2001, 181,250 have a vesting period of four years, in which 20% or 36,250 vest immediately and are exercisable on the date of the grant, while the remaining 80% or 145,000 options are exercisable in equal installments, on each anniversary date of the grant, over a four-year term. The remaining 10,000 options granted in 2001 were for a term of five years and are exercisable on the date of grant.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2003		2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	3,060,350	C$14.47	3,660,200	C$12.04	3,895,050	C$11.73
Granted	40,000	18.49	1,358,500	17.07	191,250	9.49
Exercised	(229,100)	10.23	(1,927,500)	11.82	(426,100)	8.31
Cancelled	(26,100)	16.01	(30,850)	12.06	—	—

Outstanding, end of year	2,845,150	C$14.85	3,060,350	C$14.47	3,660,200	C$12.04

Options exercisable at end of year	2,697,950		2,682,500		3,049,300

    The weighted average grant-date fair value of options granted in 2003 was C$3.33. The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 —C$9.30	242,800	5.1 years	C$8.12	236,500	C$8.09
C$10.20 —C$15.75	801,200	5.9 years	C$10.54	689,300	C$10.57
C$15.93 —C$19.94	1,545,650	2.1 years	C$16.85	1,543,650	C$16.85
C$21.72 —C$25.60	255,500	3.2 years	C$22.66	228,500	C$22.75

C$6.55 —C$25.60	2,845,150	3.5 years	C$14.85	2,697,950	C$14.98

    The Company has reserved for issuance 2,845,150 common shares in the event that these options are exercised.

    The number of un-optioned shares available for granting of options as at December 31, 2003, 2002 and 2001 was 776,010, 789,910, and 2,117,560, respectively.

    In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock options granted after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss) per share for 2003, 2002 and 2001 as if the Company had applied the fair value recognition provisions of FAS 123 to account for all its stock option grants. The 2003 pro-forma compensation expense includes option grants made prior to the adoption of FAS 123/FAS 148 which vest in the current year.

	2003	2002	2001
Net income (loss) for the year, as reported	$(19,498)	$4,023	$(5,718)
Add: Stock-based employee compensation included in reported net income (loss)	95	—	—
Deduct: Total stock-based employee compensation determined under fair value based method for all awards	(263)	(2,621)	(624)

Pro forma net income (loss)	$(19,666)	$1,402	$(6,342)

Net income (loss) per share:
Basic and diluted, as reported	$(0.23)	$0.06	$(0.09)

Basic and diluted, pro-forma	$(0.23)	$0.02	$(0.10)

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model and the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.9%	2.6%	5.5%
Expected life of options (in years)	2.5	2.1	7.5
Expected volatility of Agnico-Eagle's share price	43.5%	36.9%	46.2%
Expected dividend yield	0.25%	0.19%	0.46%

    The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions, such as expected stock market price volatility, can materially affect the fair value estimate, in management's opinion, the existing pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (b)   Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

    Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

    In 2003, 217,855 common shares were issued under the Purchase Plan (2002 — 138,747; 2001 — 209,826) for proceeds of $2.6 million (2002 — $2.1 million; 2001 — $1.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 1,349,659 common shares (2002 — 1,567,514; 2001 — 206,261) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

    Income and mining taxes expense (recovery) is made up of the following components:

	2003	2002	2001
Current provision
Provincial mining duties	$(2,538)	$(2,779)	$(2,201)

Future provision
Federal income taxes	—	—	1,405
Provincial income taxes	—	—	332
Provincial mining duties	1,090	2,418	2,603

	1,090	2,418	4,340

	$(1,448)	$(361)	$2,139

    Cash income and mining taxes recovered in 2003 was $0.6 million (2002 — $0.8 million; 2001 — $0.6 million).

    Future income and mining taxes expense (recovery) has been provided on temporary differences which consist of the following:

	2003	2002	2001
Amortization	$(11)	$(587)	$(265)
Exploration and development	2,910	3,152	2,676
Other	(1,809)	(147)	1,929

	$1,090	$2,418	$4,340

    The income and mining taxes expense (recovery) is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2003	2002	2001
Combined federal and composite provincial tax rates	(38.3)%	39.9%	(41.3)%
Increase (decrease) in taxes resulting from:
Provincial mining duties	20.1	(7.8)	14.5
Resource allowances	(8.4)	(101.7)	(25.2)
Non-deductible expenses	14.0	6.5	24.6
Temporary differences for which no benefit was recognized	20.5	78.7	83.0
Unrecognized benefit of non-capital losses	22.7	(23.4)	19.3
Effect of changes in Canadian income tax legislation	(38.6)	—	—

Actual rate as a percentage of pre-tax income (loss)	(8.0)%	(7.8)%	74.9%

    Agnico-Eagle and its subsidiaries have non-capital tax loss carryforwards of approximately C$55 million, which may be carried forward to reduce future years' taxable income. These losses expire as follows:

2004	C$ 8,188
2005	17,487
2006	6,084
2007	46
2009	8,733
2010	14,883

C$55,421

    Agnico-Eagle has approximately C$372 million of cumulative Canadian exploration and development expenses and C$363 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

    As at December 31, 2003 and 2002, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2003		2002
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$14,655	$—	$8,563	$—
Deferred expenditures	19,746	—	14,200	—
Net operating and capital loss carryforwards	26,022	—	11,126	—
Mining duties	6,992	—	—	—
Other	3,542	—	4,480	—
Valuation allowance	(29,378)	—	(14,479)	—

Total non-current	$41,579	$—	$23,890	$—

Mining duties:
Plant and equipment	$440	$18,192	$360	$6,374
Deferred expenditures	344	23,548	3,869	14,897
Other	—	(892)	—	(382)

Valuation allowance	(784)	—	(4,229)	—

Total non-current	$—	$40,848	$—	$20,889

Non-current future income and mining tax assets and liabilities	$41,579	$40,848	$23,890	$20,889

    All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the balance sheet date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2003. At December 31, 2002, asset and liability amounts were translated into US dollars at an exchange rate of $1.58 whereas at December 31, 2003, asset and liability amounts were translated at an exchange rate of $1.29. The additional increase in future tax assets and liabilities was due to increases in capital pools resulting from the LaRonde Mine capital expenditures and the purchase of the Lapa and Bousquet properties. At January 1, 2003, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $14.5 million. In 2003, the valuation allowance increased by $14.9 million due to the impact of a weaker US dollar and the recognition of a full valuation allowance against current year's losses. The change in mining duty tax assets and the respective valuation allowance against those assets decreased $3.4 million due to the Company no longer consolidating Sudbury.

    In 2003, tax legislation changes gave rise to additional future income tax assets. As provincial mining duties are now deductible in computing Canadian federal income taxes payable, the Company has recorded an asset representing the future deductions that will be available at the federal level arising from the payment of provincial mining duties. As this mining duty tax asset is long-term in nature and does not have a set expiry date, the Company has not provided a valuation allowance against this future tax asset.

9.     FINANCIAL INSTRUMENTS

  Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue and cost exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straight forward contracts and involve little complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

  Gold put option contracts

  Agnico-Eagle's portfolio of put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts now qualify for hedge accounting. In 2002 and 2003, changes in the fair value of these option contracts were recognized as part of other comprehensive loss.

  Gains and losses on put option contracts are reclassified from accumulated other comprehensive loss into income in the same period the forecasted transaction affects income. In 2004, the Company expects to reclassify an unrealized loss of $1.5 million relating to its gold put option contracts into income. Due to the nature and structure of the Company's put option contracts, the Company does not record amounts for ineffectiveness in income.

  Silver and base metal option contracts

  Agnico-Eagle's silver and base metal derivatives portfolio was unwound during 2003 at a net cost of nil.

  As at December 31, 2003, Agnico-Eagle's derivative financial instruments relating to metals consisted of the following:

	Expected Maturity
	2004	2005	2006	2007
Gold
Put options purchased
Amount hedged (ounces)	136,644	190,020	152,340	131,280
Average price ($/ounce)	$260	$260	$260	$260

  Subsequent to year end, the Company entered into derivative contracts to eliminate the negative effects of price fluctuations on a portion of its 2004 copper production. The Company purchased put option contracts which hedge 2.9 million pounds of copper production in 2004 and establish a minimum price of $1.04 per pound. The maximum premium payable under these derivative contracts is $0.4 million.

  Foreign currency hedging program

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's LaRonde Mine and Exploration Division both have Canadian dollar requirements for capital and operating expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. In 2004, the Company expects to reclassify an unrealized gain of $2.4 million relating to its foreign exchange derivative contracts into income. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company does not record amounts for ineffectiveness in income.

  At December 31, 2003, Agnico-Eagle's foreign-currency hedging program consisted of the following:

	Expected Maturity
	2004	2005	2006
US$ call options sold
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.6390	1.6050	1.6475
US$ put options purchased
Amount (thousands)	$24,000	$12,000	$12,000
US$/C$ weighted average exchange rate	1.5900	1.5000	1.5600
US$ put options sold
Amount (thousands)	—	$12,000	—
US$/C$ weighted average exchange rate	—	1.3700	—

  Subsequent to year end, the Company entered into forward contracts to hedge additional Canadian dollar expenditures forecasted for 2004. These contracts hedge $10 million at a US$/C$ exchange rate of $1.35. These contracts were entered into at a cost of nil.

  At December 31, 2003, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $6.8 million (2002 — nil). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2003 was $10.0 million (2002 — $(3.5) million). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

  The following table shows the changes in the fair values of derivative instruments recorded in the financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive loss."

	Metals		Foreign Exchange
	2003	2002	2003	2002
Fair value, beginning of year	(26)	4,633	(3,477)	(4,312)
Instruments entered into or settled	1,861	(1,602)	2,807	(473)
Changes in fair value	(1,166)	(3,057)	7,574	1,308

Fair value, end of year	669	(26)	6,904	(3,477)

  Agnico-Eagle's exposure to interest rate risk at December 31, 2003 relates to its short-term investments of $106.6 million (2002 — $144.7 million). The Company's short-term investments have a fixed weighted average interest rate of 0.90% (2002 — 2.29%) for a period of 17 days (2002 — 37 days).

  In addition, Agnico-Eagle has outstanding letters of credit amounting to C$11.8 million relating to the Executives Plan (2002 — C$11.8 million) for which fees vary up to 2.25% per annum.

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2003. The fair value of Agnico-Eagle's senior convertible debentures at December 31, 2003 is $152.4 million (2002 — $178.3 million).

10.   ACQUISITIONS

  In the third quarter of 2003, the Company purchased from Barrick Gold Corporation a 100% interest in Barrick's Bousquet Property, immediately to the west and south of Agnico-Eagle's 100% owned LaRonde Mine in northwestern Québec. Agnico-Eagle also acquired used machinery and equipment from the now closed Bousquet Mines including underground rolling stock and the headframe at Bousquet 2. In addition to the Bousquet Mine assets, Agnico-Eagle also purchased certain of Barrick's regional exploration properties.

  The primary reason for the acquisition was to enhance the Company's regional development. With this acquisition, the Company now controls 100% of over 14 miles of contiguous favorable geology along the prolific Cadillac-Bousquet Gold Belt which hosts the Company's 100% owned LaRonde Mine. With this transaction, the Company also has the dominant land position on the Cadillac-Larder Lake Break immediately to the south which hosts the Company's 100% owned Lapa property.

  The Company's financial statements do not include pro-forma results of operations from this acquisition as there are currently no mining activities on any of the acquired properties.

  The following represents the purchase price allocation for the acquisition.

Cash	$3,665
125,612 Agnico-Eagle shares (valued at $11.67 per share)	1,466
Transaction costs	225

$5,356

Allocation of purchase price
Buildings and property	$843
Production equipment	1,499
Head-frame and related infrastructure	3,463
Mining properties	5,280
Liabilities assumed	(5,729)

$5,356

  Also in 2003, the Company purchased a 100% interest in the Lapa property from Breakwater Resources Inc. for $9.1 million (including $0.2 million of transaction costs). The entire purchase price has been classified as mining properties. Under the terms of the agreement, the Company will have to pay contingent consideration of $1 million if the published Inferred Mineral Resource on the property reaches 2,000,000 ounces of gold. This payment would reduce any future royalties payable should the property reach commercial production.

11.   OTHER FINANCIAL INFORMATION

	2003	2002	2001
Wages payable	$1,467	$775	$923

Accrued liabilities	$3,818	$1,335	$1,889

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AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED FIVE YEAR FINANCIAL AND OPERATING SUMMARY (thousands of United States dollars, except where noted)
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
BALANCE SHEET
STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
STATEMENT OF SHAREHOLDERS' EQUITY
STATEMENT OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS